Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunEdison, Inc.:

We consent to the use of our report with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting dated March 1, 2013, incorporated by reference herein.

As discussed in note 2 to the consolidated financial statements, SunEdison, Inc. (formerly, MEMC Electronic Materials, Inc.) changed its method of accounting for multiple-element arrangements as of January 1, 2011 due to the adoption of Accounting Standards Update 2009-13, Multiple-Element Arrangements (an amendment to Financial Accounting Standards Board Accounting Standards Codification Subtopic 605-25).

/s/ KPMG LLP

St. Louis, Missouri
June 11, 2013